

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2018

M. Jay Allison
Chief Executive Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, TX 75034

      Re: Comstock Resources, Inc.
          Registration Statement on Form S-3
          Filed November 9, 2018
          File No. 333-228311

Dear Mr. Allison:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Natural Resources